JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

03007807

03 MAR 14 AM 7:21

11 March 2003

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

SUPPL

PROCESSED
APR 10 2003
THOMSON FINANCIAL

Dear Sirs

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Announcement re The EBT - **Released 10 March 2003**

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
<u>Secretary</u>

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA

SABMILLER PLC

The Company was advised on 7 March 2003, that the Trustee of the SABMiller Employees' Benefit Trust ("the EBT") had, on 6 March 2003, completed the purchase of seven hundred and fifty thousand SABMiller plc ordinary shares at an average price per share of £3.77032. This purchase was made to provide the EBT with greater capacity to meet potential future conditional obligations in respect of restricted shares conditionally awarded under the Company's Performance Share Award Scheme and increases the EBT's shareholding to 2,050,000 ordinary shares.

ENDS